SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)
GLOBAL SHIP LEASE, INC. (Formerly known as GSL Holdings, Inc.)

(Name of Issuer)
Class A Common Shares, par value $0.01 per share

(Title of Class of Securities)
Y27183105

(CUSIP Number)
CMA CGM S.A.
4, Quai d’Arenc
Marseille Cedex 02 13235
France
+33 (0) 4 88 91 98 03
Attn: Group General Counsel
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 25, 2022

(Dates of Events which Require Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
* Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

CUSIP No. Y27183105	Page 2 of 7

1	NAME OF REPORTING PERSON CMA CGM S.A. I.R.S. No. 00-0000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,051,587 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,051,587 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,051,587 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3% (2)
14	TYPE OF REPORTING PERSON CO

(1)
CMA CGM S.A. (“CMA CGM”), a French company, directly holds 3,051,587 of Global Ship Lease, Inc.’s (the “Issuer”) Class A Common Shares. CMA CGM is controlled by Merit France SAS (“Merit”). Accordingly, Merit may be deemed to exercise voting and investment power over all securities of the Issuer held by CMA CGM and thus may be deemed to beneficially own such securities.

(2)
The calculation of the foregoing percentage is based on an aggregate of 36,911,395 Class A Common Shares outstanding as of April 4, 2022, as disclosed in the Form S-8 Registration Statement filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on April 4, 2022.

CUSIP No. Y27183105	Page 3 of 7

1	NAME OF REPORTING PERSON Merit France SAS I.R.S. No. 00-0000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,051,587 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,051,587 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,051,587 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3% (2)
14	TYPE OF REPORTING PERSON CO

(1)
CMA CGM, a French company, directly holds 3,051,587 of the Issuer’s Class A Common Shares. CMA CGM is controlled by Merit. Accordingly, Merit may be deemed to exercise voting and investment power over all securities of the Issuer held by CMA CGM and thus may be deemed to beneficially own such securities.

(2)
The calculation of the foregoing percentage is based on an aggregate of 36,911,395 Class A Common Shares outstanding as of April 4, 2022, as disclosed in the Form S-8 Registration Statement filed by the Issuer with the SEC on April 4, 2022.

CUSIP No. Y27183105	Page 4 of 7
Introductory Statement
This Amendment No. 9 to Schedule 13D (this “Amendment No. 9”) is being filed with respect to the Class A Common Shares of the Issuer to amend and supplement the Schedule 13D filed on August 14, 2008, as previously amended by Amendment No. 1 filed on February 28, 2013, Amendment No. 2 filed on September 13, 2013, Amendment No. 3 filed on March 7, 2014, Amendment No. 4 filed on May 12, 2014, Amendment No. 5 filed on November 2, 2018, Amendment No. 6 filed on November 21, 2018, Amendment No. 7 filed on January 14, 2019, and Amendment No. 8 filed on October 1, 2019 (as amended by this Amendment No. 9, the “Existing Schedule 13D”).
Except as otherwise provided herein, each Item of the Existing Schedule 13D remains unchanged. Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Existing Schedule 13D.
Item 2. Identity and Background
Item 2(a) is hereby amended and restated in its entirety to read as follows:
The names of the reporting persons are CMA CGM S.A. (“CMA CGM”) and Merit France SAS (“Merit” and, together with CMA CGM, the “Reporting Persons”). Each of the Reporting Persons is incorporated under the laws of France.
Item 2(b) is hereby amended and supplemented by adding thereto the following:
The business address for Merit is 4 quai d’Arenc, Boulevard Jacques Saadé, 13235 Marseille, France.
Item 2(c) is amended and supplemented by adding thereto the following:
The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of Merit are listed on Schedule II hereto.
Item 2(d) is amended and supplemented by adding thereto the following:
During the last five years, none of the individuals listed on Schedule II hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Item 2(e) is amended and supplemented by adding thereto the following:
During the last five years, none of the individuals listed on Schedule II hereto were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 2(f) is amended and supplemented by adding thereto the following:
The citizenship of each director, executive officer and controlling person of Merit is listed on Schedule II hereto.

CUSIP No. Y27183105	Page 5 of 7
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended to include the following:
The information set forth in Item 6 of this Schedule 13D Amendment including without limitation information as to the rights and obligations of the Reporting Persons pursuant to the terms of the agreements, instruments and other matters described therein, is hereby incorporated by reference.
Item 5. Interest in Securities of the Issuer.
Items 5(a)-(c) are amended and restated as follows:
Rows (7) through (11) and (13) of the cover pages to this Amendment No. 9 are hereby incorporated by reference into this Item 5. Such information is based on 36,911,395 shares of Class A Common Stock issued and outstanding as of April 4, 2022, as disclosed in the Form S-8 Registration Statement filed by the Issuer with the SEC on April 4, 2022.
(c) The Reporting Persons have not effected any transactions with respect to the Issuer’s Class A Common Shares during the past sixty days.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:
Variable Price Forward Sale Contracts
On May 25, 2022, CMA CGM entered into a master confirmation in respect of a variable price forward sale transaction (the “Forward Contract”) between CMA CGM and Goldman Sachs Bank Europe SE, an affiliate of Goldman Sachs & Co. LLC, covering up to 3,051,587 Class A Common Shares (the “Shares”). The Forward Contract provides for settlement based on the average of the daily volume-weighted average trading prices of the Issuer’s Class A Common Shares over a calculation period of up to approximately 3 months (subject to postponement in accordance with the Forward Contract).
The foregoing description of the master confirmations does not purport to be complete and is subject to, and qualified in its entirety by the Form of Master Confirmation which is filed as Exhibit 99.7 hereto.
Item 7. Materials to be Filed as Exhibits.
Exhibit No.	Description

99.5	Power of Attorney, dated as of May 24, 2022.
99.6	Power of Attorney, dated as of May 9, 2022
99.7	Master Confirmation, dated as of May 25, 2022, by and between CMA CGM and Goldman Sachs Bank Europe SE.

SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: May 27, 2022
CMA CGM S.A.
By: Rodolphe Saadé, Chief Executive Officer

By:	/s/ Michel Sirat
Name: Michel Sirat
Title: Attorney-in Fact

MERIT FRANCE SAS
By: Rodolphe Saadé, Legal Representative

By:	/s/ Nicolas Reynard
Name: Nicolas Reynard
Title: Attorney-in Fact

SCHEDULE II
Name,	Principal Business Address	Name of Employer	Present Principal Occupation	Citizenship
Rodolphe Saadé	c/o CMA CGM 4 quai d’Arenc 13002 Marseille, France	CMA CGM S.A.	Chief Executive Officer	France